

July 30, 2010

Mr. Thomas C. Alsborg
Chief Financial Officer
Synnex Corporation
44201 Nobel Drive
Fremont, CA 94538

> **Re:** **Synnex Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2009**
> **Filed February 5, 2010**
> **Form 10-Q for Fiscal Quarter Ended February 28, 2010**
> **Filed April 9, 2010**
> **File No. 001-31892**

Dear Mr. Alsborg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kathleen Collins
Accounting Branch Chief